UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Date of distribution of Interest on Capital and Dividends declared

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the distribution as from August 29th, 2011, without any monetary correction, of:

(a) Interest on the Company´s Capital relative to the First and Second Quarter of 2011, in the gross amount of R$ 600.000.000,00 and R$ 550.000.000,00, respectively, as declared at meetings of the Board of Directors held on March 24 and June 21, 2011; and

(b) Intermediary and interim dividends, in the gross amount of R$ 273.840.060,07 and R$ 476.159.939,93, respectively, as declared at meeting of the Board of Directors held on May 31, 2011 and of Interim Dividends in the gross amount of R$ 100.000.000,00, as declared at meeting of the Board of Directors held on June 21, 2011.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo, July 25th, 2011.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antônio Ribeiro
Reginaldo Antônio Ribeiro Officer

By:	/S/ Gilberto Duarte de Abreu Filho
Gilberto Duarte de Abreu Filho Officer